

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Via U.S. Mail an Facsimile, 509-427-5422

Marvin S. Hausman, M.D.
Chief Executive Officer
Total Nutraceutical Solutions, Inc.
P.O. Box 910
Stevenson, Washington 98648

> **RE: Total Nutraceutical Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-52864**

Dear Dr. Hausman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Part III, Directors, Executive Officers, and Corporate Governance

1.   We note references throughout your document to your consulting agreement with Dr. Hausman, but do not see that you have filed it as an exhibit to your filing. Please advise, or revise to file the agreement. Please refer to Item 601 of Regulation S-K.

2.   In future filings, please expand your disclosure to specifically discuss what aspects of each individual director's experience led the board to conclude that the person should

serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

General

3.   In future filings, we encourage you to include your website, which you reference on page 5 of your Form 10-K. Please refer to Item 401(e)(3) of Regulation S-K.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Robert Bartelmes, Senior Financial Advisor, at (202) 551-3352 with any questions.

Sincerely,

/s/Robert Bartelmes for
Larry Spirgel
Assistant Director